================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                SCHEDULE 14D-9/A
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              COMAIR HOLDINGS, INC.
                            (Name of Subject Company)

                          ----------------------------

                              Comair Holdings, Inc.
                        (Name of Person Filing Statement)

                      Common Stock, no par value per share
                        (Title of Classes of Securities)

                                    199789108
                      (CUSIP Number of Class of Securities)

                         ------------------------------

                               Randy D. Rademacher
            Senior Vice President Finance and Chief Financial Officer
                              Comair Holdings, Inc.
                     P.O. Box 75021, Cincinnati, Ohio 45275
                                 (606) 767-2550

           (Name, Address and Telephone Number of Person authorized to
                 Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                          -----------------------------

                                 With a copy to:

       Peter D. Lyons, Esq.                   Richard D. Siegel, Esq.
       Shearman & Sterling                    Keating, Muething & Klekamp P.L.L.
       599 Lexington Avenue                   1800 Provident Tower
       New York, New York  10022              One East Fourth Street
       (212) 848-4000                         Cincinnati, Ohio  45202
                                              (513) 579-6400

================================================================================

         This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 22, 1999, as amended (the "Schedule 14D-9"), by Comair Holdings, Inc., a Kentucky corporation ("Comair"), relating to the offer by Delta Air Lines, Inc., a Delaware corporation, to purchase through its indirect, wholly owned subsidiary Kentucky Sub, Inc., a Kentucky corporation, all of the issued and outstanding shares of common stock (the "Shares"), no par value, of Comair, at a price of $23.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Merger Agreement.

         Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 3.  IDENTITY AND BACKGROUND

         (b)(1) 5.  The Merger Agreement

         The section entitled "The Merger Agreement" is hereby amended and supplemented by adding the following at the end thereof:

                  "In accordance with the Memorandum of Understanding described in Item 8, below, on November 10, 1999, Delta, Kentucky Sub and Comair entered into Amendment No. 1 to the Merger Agreement, amending the Merger Agreement to eliminate the $50 million Termination Fee payable by Comair to Delta if Comair or Delta were to terminate the Merger Agreement as a result of Comair's receiving and accepting a Superior Proposal or in certain other circumstances. A copy of Amendment No. 1 to the Merger Agreement is attached hereto as Exhibit (c)(22) and is incorporated herein by reference."

Item 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 is hereby amended and supplemented as follows:

                  "On November 1, 1999, an action styled Schutte v. Comair Holdings, Inc., et al., Index No. 99-CI-06569, was commenced by a purported Comair shareholder in the Jefferson County Circuit Court, Commonwealth of Kentucky. A copy of the complaint is attached to this Amendment No. 3 to the Schedule 14D-9 as Exhibit (d)(6) and is incorporated herein by reference. The complaint in the Schutte action names as defendants Comair, the members of the Comair Board and Delta. It makes allegations and seeks relief substantially similar to the allegations made and relief sought in the Schear amended complaint and in the Barkley complaint, which are described in the Schedule 14D-9.

                  On November 10, 1999, counsel for the parties to all of the various actions brought on behalf of certain Comair shareholders entered into a memorandum of understanding (the "Memorandum of Understanding") setting forth the parties' agreement-in-principle to the terms of a proposed settlement of those actions. Under the Memorandum of Understanding, which was agreed to by Comair, the members of the Comair Board and Delta (collectively, the "Defendants") solely to avoid the burden, expense and distraction of further litigation, the Defendants agreed to amend the Merger Agreement to eliminate the $50 million Termination Fee payable to Delta if the Merger Agreement were terminated in the event Comair were to receive and accept a Superior Proposal or in certain other circumstances, and agreed to certain other matters, including meeting with plaintiffs' counsel and their financial experts and discussing with them the considerations of the Comair Board leading up to the Merger Agreement and providing plaintiffs' counsel with an opportunity to review and comment upon the disclosure contained in the publicly filed disclosure documents relating to the Merger Agreement. The settlement contemplated in the Memorandum of Understanding is subject to a number of conditions, including consummation of the Offer and the Merger as contemplated in the Merger Agreement; completion by plaintiffs of appropriate discovery reasonably satisfactory to plaintiffs' counsel; drafting and execution of definitive settlement documents; and final approval of the settlement by the Boone County Circuit Court following notice and a hearing regarding its fairness and adequacy to Comair shareholders other than the Defendants. If the Court approves the settlement that is contemplated in the Memorandum of Understanding, the Defendants and certain other parties will be released and discharged from all claims that were or could have been raised against them in the actions or in connection with the Merger Agreement and the actions will be dismissed with prejudice as to a class consisting of all Comair shareholders (other than the Defendants) for the period from May 19, 1999, through and including the Effective Time. In connection with Court approval of the settlement contemplated in the Memorandum of Understanding, plaintiffs' counsel intend to apply to the Court for an award of fees to be paid by Comair or its successor corporation up to an aggregate amount of $675,000 and expenses up to an aggregate of $75,000, which the Defendants have agreed in principle not to oppose. This description of the terms of the proposed settlement is qualified in its entirety by reference to the Memorandum of Understanding, a copy of which is attached to this Amendment No. 3 to the Schedule 14D-9 as Exhibit
         (d)(7) and is incorporated herein by reference.

                  The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer and the Merger expired at 11:59 p.m. EST on November 10, 1999.

                  On November 11, 1999, Delta and Comair issued a joint press release regarding the proposed settlement and the expiration of the waiting period under the HSR Act. The full text of the press release is attached to this Amendment No. 3 to the Schedule 14D-9 as Exhibit
         (d)(8) and is incorporated by reference herein."

Item 9.           MATERIAL TO BE FILED AS EXHIBITS

         Item 9 is supplemented as follows:

Exhibit (c)(22)           --        Amendment No. 1, dated as of November 10,
                                    1999, to the Agreement and Plan of Merger, dated October 17, 1999, among Comair, Delta and Kentucky Sub. (Incorporated by reference to Amendment No. 3, dated as of November 12,
                                    1999, to the Schedule 14D-1 filed by Delta, Delta Holdings and Kentucky Sub on October
                                    22, 1999).

Exhibit (d)(6)            --        Class Action Complaint filed on November 1,
                                    1999 in the Jefferson County Circuit Court,
                                    Commonwealth of Kentucky, in an action
                                    entitled Schutte v. Comair Holdings, Inc., et al. (Incorporated by reference to Amendment No. 3, dated as of November 12,
                                    1999, to the Schedule 14D-1 filed by Delta, Delta Holdings and Kentucky Sub on October
                                    22, 1999).

Exhibit (d)(7)            --        Memorandum of Understanding, dated November
                                    10, 1999. (Incorporated by reference to
                                    Amendment No. 3, dated as of November 12,
                                    1999, to the Schedule 14D-1 filed by Delta, Delta Holdings and Kentucky Sub on October
                                    22, 1999).

Exhibit (d)(8)            --        Joint press release issued by Delta and
                                    Comair on November 11, 1999. (Incorporated by reference to Amendment No. 3, dated as of November 12, 1999, to the Schedule 14D-1 filed by Delta, Delta Holdings and Kentucky
                                    Sub on October 22, 1999).

Annex I. Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

         The section entitled "Directors and Executive Officers: Legal Proceedings" is hereby amended and supplemented by adding the following at the end thereof:

                  "On October 19, 1999, an action styled Schear v. Comair Corporation, et al., Index No. 99-CI-1213, was commenced by a purported Comair shareholder in the Boone County Circuit Court, Commonwealth of Kentucky. On October 22, 1999, an action styled Amend
         v. Comair Holdings, Inc., et al., Index No. 99-CI-01233, was commenced by a purported Comair shareholder in the same court. On October 25, 1999, an action styled Barnett v. Comair Holdings, Inc., et al., Index No. 99-CI-01242, was commenced by a purported Comair shareholder in the same court. On October 28, 1999, plaintiffs in those three actions filed a first amended consolidated class action complaint in the Boone County Circuit Court, under the caption Schear v. Comair Corporation, et al., Index No. 99-CI-1213, a copy of which is attached to Amendment No. 1 to the Schedule 14D-9 as Exhibit (d)(3). On October 29, 1999, the Boone County Circuit Court consolidated the three actions. The amended complaint names as defendants Comair, the members of the Comair Board and Delta and seeks to proceed on behalf of a purported class of Comair shareholders other than the defendants. It alleges that the price for Comair shares agreed to in the Merger Agreement is inadequate, that the members of the Comair Board breached their fiduciary duties to Comair shareholders by allegedly failing to thoroughly investigate the value of Comair before entering into the Merger Agreement, and that Delta purportedly aided and abetted these alleged breaches of duty, and among other things also makes other related claims against the Comair Board and Comair's financial advisor, Morgan Stanley Dean Witter. The amended complaint seeks preliminary and permanent injunctive relief against the Transaction, compensatory and/or rescissory damages in an unspecified amount and plaintiffs' costs and attorneys' fees.

                  On October 28, 1999, an action styled Deutch v. Mueller, et al., Case No. A9906534, was commenced by a purported Comair shareholder in the Court of Common Pleas of Hamilton County, Ohio. A copy of the complaint is attached to Amendment No. 1 to the Schedule 14D-9 as Exhibit (d)(4). The complaint in the Deutch action names as defendants Comair, the members of the Comair Board and Delta. It makes allegations and seeks relief substantially similar to the allegations made and relief sought in the Schear amended complaint and in the Barkley complaint.

                  On October 27, 1999, plaintiff in the Barkley action filed an ex parte motion for temporary restraining order, seeking a temporary restraining order enjoining the Offer and the Merger and invalidating certain provisions of the Merger Agreement. Plaintiff in the Barkley action also sought expedited recovery. At a hearing before the Jefferson County Circuit Court on October 28, 1999, those applications were presented by the plaintiffs. On October 29, 1999, the Court issued an opinion and order denying plaintiff's motions. A copy of the opinion and order is attached to Amendment No. 1 to the Schedule 14D-9 as Exhibit (d)(5).

                  On October 22, 1999, plaintiffs in the Schear action filed a motion for expedited discovery and preliminary injunctive relief, seeking among other things a temporary injunction preventing the closing of the Offer and directing that expedited discovery occur. Argument on plaintiff's motion was presented by the parties at a hearing before the Boone County Circuit Court on October 29, 1999. At the conclusion of the hearing, the Court denied the motion for a preliminary injunction and overruled the motion for expedited discovery.

                  Comair, the Comair Board and Delta believe that the claims asserted against them in all of the foregoing cases are without merit and intend to defend these lawsuits vigorously.

                  On November 1, 1999, an action styled Schutte v. Comair Holdings, Inc., et al., Index No. 99-CI-06569, was commenced by a purported Comair shareholder in the Jefferson County Circuit Court, Commonwealth of Kentucky. A copy of the complaint is attached to Amendment No. 3 to the Schedule 14D-9 as Exhibit (d)(6) and is incorporated herein by reference. The complaint in the Schutte action names as defendants Comair, the members of the Comair Board and Delta. It makes allegations and seeks relief substantially similar to the allegations made and relief sought in the Schear amended complaint and in the Barkley complaint, which are described in the Schedule 14D-9.

                  On November 10, 1999, counsel for the parties to all of the various actions brought on behalf of certain Comair shareholders entered into a memorandum of understanding (the "Memorandum of Understanding") setting forth the parties' agreement-in-principle to the terms of a proposed settlement of those actions. Under the Memorandum of Understanding, which was agreed to by Comair, the members of the Comair Board and Delta (collectively, the "Defendants") solely to avoid the burden, expense and distraction of further litigation, the Defendants agreed to amend the Merger Agreement to eliminate the $50 million Termination Fee payable to Delta if the Merger Agreement were terminated in the event Comair were to receive and accept a Superior Proposal or in certain other circumstances, and agreed to certain other matters, including meeting with plaintiffs' counsel and their financial experts and discussing with them the considerations of the Comair Board leading up to the Merger Agreement and providing plaintiffs' counsel with an opportunity to review and comment upon the disclosure contained in the publicly filed disclosure documents relating to the Merger Agreement. The settlement contemplated in the Memorandum of Understanding is subject to a number of conditions, including consummation of the Offer and the Merger as contemplated in the Merger Agreement; completion by plaintiffs of appropriate discovery reasonably satisfactory to plaintiffs' counsel; drafting and execution of definitive settlement documents; and final approval of the settlement by the Boone County Circuit Court following notice and a hearing regarding its fairness and adequacy to Comair shareholders other than the Defendants. If the Court approves the settlement that is contemplated in the Memorandum of Understanding, the Defendants and certain other parties will be released and discharged from all claims that were or could have been raised against them in the actions or in connection with the Merger Agreement and the actions will be dismissed with prejudice as to a class consisting of all Comair shareholders (other than the Defendants) for the period from May 19, 1999, through and including the Effective Time. In connection with Court approval of the settlement contemplated in the Memorandum of Understanding, plaintiffs' counsel intend to apply to the Court for an award of fees to be paid by Comair or its successor corporation up to an aggregate amount of $675,000 and expenses up to an aggregate of $75,000, which the Defendants have agreed in principle not to oppose. This description of the terms of the proposed settlement is qualified in its entirety by reference to the Memorandum of Understanding, a copy of which is attached to Amendment No. 3 to the Schedule 14D-9 as Exhibit (d)(7) and is incorporated herein by reference."

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Comair Holdings, Inc.

                                        By:    /s/ Randy D. Rademacher
                                        ----------------------------------------
                                        Name:  Randy D. Rademacher
                                        Title: Senior Vice President Finance and
                                               Chief Financial Officer

Dated:  November 12, 1999

                                  EXHIBIT INDEX

Exhibit No.

(c)(22)* Amendment No. 1, dated as of November 10, 1999, to the Agreement and Plan of Merger, dated October 17, 1999, among Comair, Delta and Kentucky Sub.

(d)(6)* Class Action Complaint filed on November 1, 1999 in the Jefferson County Circuit Court, Commonwealth of Kentucky, in an action entitled Schutte v. Comair Holdings, Inc., et al.

(d)(7)*                    Memorandum of Understanding, dated November 10, 1999.

(d)(8)* Joint press release issued by Delta and Comair on November 11, 1999.

* Incorporated by reference to Amendment No. 3, dated as of November 12, 1999, to the Schedule 14D-1 filed by Delta, Delta Holdings and Kentucky Sub on October 22, 1999.